UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2011.

Commission File Number: 000-53684

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Information furnished on this form:

Regulatory announcements related to Director and Persons Discharging Managerial Responsibility (“PDMR”) shareholdings.

EXHIBITS

Exhibit No.	Description

1.1	Regulatory announcement related to Director shareholdings dated September 8, 2011.

1.2	Regulatory announcement related to PDMR shareholding dated September 8, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc

(Registrant)

Date: September 8, 2011	By:	/s/ Brett Gladden
Brett Gladden Company Secretary

Exhibit 1.1

8 September 2011

CSR plc

(the Company)

Announcement of the award of options

in the Company pursuant to the Company’s Share Option Plan

Following approval of the Remuneration Committee of the Company, for the award of options effective 6 September 2011, the following grants have been made to Directors under the rules of the CSR plc Share Option Plan. In each case the vesting of the options is subject to a three year retention period and the fulfilment of performance conditions.

Director	Share Options Awarded	Option Price

Jozef van Beurden	485,981	£2.14

Chris Ladas	232,056	£2.14

Will Gardiner	366,434	£2.14

Kanwar Chadha	232,056	£2.14

Exhibit 1.2

8 September 2011

CSR plc

(the Company)

Announcement of the grant of share options

in the Company to Persons Discharging Managerial Responsibility

pursuant to the Company’s Share Option Plan

Following approval of the Remuneration Committee of the Company, for the award of options to be effective 6 September 2011, a grant has been made to the PDMR’s named below of share options pursuant to the rules of the CSR plc Share Option Plan. The vesting of options is subject to a three year retention period and the fulfilment of performance conditions. A separate announcement has been made today of grants to executive directors.

PDMR	Share Options Awarded	Option Price

Charlie Lesko	247,775	£2.14

Anthony Murray	216,121	£2.14

Ahmet Alpdemir	213,729	£2.14

Adam Dolinko	231,074	£2.14